UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
OF 1940 (the "Act") AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
HAS CEASED TO BE AN INVESTMENT COMPANY

I.   General Identifying Information

1.   Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

[ ] Merger

[x] Liquidation

[_] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[_] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

2002 Target Term Trust Inc. (the "Fund")

3.   Securities and Exchange Commission File No.:

811-07286

4.   Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

       [x] Initial Application [_] Amendment

5.   Address of Principal Executive Office (include No. & Street, City, State Zip Code):

c/o CSC Lawyers Incorporating Service Company
11 East Chase Street
Baltimore, MD 21202

6.   Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

David M. Goldenberg
UBS Global Asset Management (US) Inc.
51 West 52nd Street
New York, NY 10019-6114
212-882-5000

Copies to:
Jack W. Murphy
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006
202-261-3303

7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

UBS Global Asset Management (US) Inc.
51 West 52nd Street
New York, NY 10019-6114
212-882-5000

8.   Classification of fund (check only one):

       [x] Management company

       [_] United investment trust; or

       [_] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

       [ ] Open-end               [x] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

       Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
UBS Global Asset Management (US) Inc. 51 West 52nd Street New York, NY 10019-6114 (formerly known as Brinson Advisors, Inc.) (formerly known as Mitchell Hutchins Asset Management Inc.)	Goldman Sachs Funds Management L.P. 32 Old Slip, 23rd Floor New York, NY 10005

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

        Not Applicable

13. If the fund is a unit investment trust ("UIT") provide:

       (a) Depositors' name(s) and address(es):

             Not Applicable.

       (b) Trustee's name(s) and address(es):

             Not Applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

             [_] Yes       [x] No

             If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.  (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes     [_] No

If Yes, state the date on which the board vote took place:

September 11, 2002

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes      [x] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Article Thirteen of the Fund's Charter specifically provides for the liquidation and dissolution of the Fund without a shareholder vote. The Fund is a term trust that was designed to terminate on or before November 29, 2002. This feature of the Fund was fully disclosed in the Fund's prospectus to investors. Maryland law does not require that the liquidation be approved by the Fund's shareholders.

II. Distributions to Shareholders

16.    Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[x] Yes      [_] No

          (a) If Yes, list the date(s) on which the fund made those distributions:

November 29, 2002

          (b) Were the distributions made on the basis of net assets?

[x] Yes      [_] No

           (c) Were the distributions made pro rata based on share ownership?

[x] Yes      [_] No

           (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only:

     Were any distributions to shareholders made in kind?

[_] Yes      [x] No

     If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17. Closed-end funds only:

     Has the fund issued senior securities?

     [_] Yes      [x] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

     [_] Yes [x] No

     If No,

(a) How many shareholders does the fund have as of the date this form is filed?

46 common stockholders

(b) Describe the relationship of each remaining shareholder to the fund:

See question 19 below for the explanation.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [x] Yes [_] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

The only shareholders who have not received liquidating distribution are those who have not yet been located. The Fund has followed the procedures set forth under Maryland law for liquidation and dissolution. Pursuant to Maryland Code Section 3-412, the Fund has provided notice to shareholders of the need to prove their interest. Unclaimed assets have been placed with PFPC, the Fund's Transfer Agent, and will be held for a period of three years after which time unclaimed assets will be surrendered to the State of Maryland as unclaimed property.

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?

     (See question 18 above)

     [x] Yes [_] No

     If Yes,

     (a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Cash = $16,900

     (b) Why has the fund retained the remaining assets?

To pay the remaining estimated liabilities of the Fund.

     (c) Will the remaining assets be invested in securities?

     [_] Yes      [x] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount     certificate company) or any other liabilities?

     [x] Yes      [_] No

If yes,

(a)     Describe the type and amount of each debt or other liability:

It is estimated that the remaining liabilities of the Fund are:

Audit and Tax fees	$6,600
Legal fees	$3,300
Transfer Agent fees	$5,000
Postage	$2,000
(b)     How does the fund intend to pay these outstanding debts or other liabilities?

Cash described in question 20 (a) above.

IV. Information About Event(s) Leading to Request for Deregistration

22.   (a) List the expenses incurred in connection with the Merger or Liquidation:

(i)  Legal expenses:
$3,300
(ii)  Accounting expenses:
$
(iii)  Other expenses (list and identify separately):
$5,000
Transfer Agent fees
$2,050
Postage
$10,350
(iv)  Total expenses (sum of lines (i) - (iii) above):

 (b) How were those expenses allocated?

      Accrued prior to the liquidation.

(c) Who paid those expenses?

      The fund.

(d) How did the fund pay for unamortized expenses (if any)?

      The Fund established a reserve for unamortized costs.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[_] Yes      [x] No

If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[_] Yes     [x] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[_] Yes     [x] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.      (a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger:

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy  of the agreement as an exhibit to this form.

  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment company Act of 1940, as amended, on behalf of the 2002 Target Term Trust Inc., (ii) he is the Vice President and Assistant Secretary, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

Date: April 11, 2003                                              Signature

                                                                                /s/ David M. Goldenberg
                                                                                David M. Goldenberg
                                                                                Vice President and Assistant Secretary